Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

Investor Meetings November - December 2010 John R. Koelmel Chief Executive Officer Michael W. Harrington Chief Financial Officer

Safe Harbor Statement 2 This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. In connection with the proposed merger, First Niagara Financial Group, Inc. ("First Niagara") has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement/Prospectus for NewAlliance Bancshares, Inc. ("NewAlliance") and First Niagara, as well as other relevant documents concerning the proposed transaction. NewAlliance and First Niagara have mailed the definitive Joint Proxy Statement/Prospectus to stockholders of NewAlliance and First Niagara (which mailings were first made on or about November 5, 2010). Stockholders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC's Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings." First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.

Why We are Here Today Affirm your support for NewAlliance transaction Convey confidence in our execution preparedness Underscore our consistent financial performance Elaborate on our growth strategy and game plan 3

Today's Discussion 4

5 NAL Acquisition - Strategic Rationale Advances strategy of building premier Northeast regional banking franchise Unites two strong, growing companies Accelerates growth potential of each company in attractive markets Fortress balance sheet supports continuation of offensive game plan Low risk transaction leveraging FNFG's acquisition skills and infrastructure build out along with NAL's efficient operating model Solid economics - Immediately accretive transaction with strong IRR

Multi-state territory $30 billion in assets $20 billion in deposits $15 billion in loans TRB Capital: 14.3% 340 branches 730,000 customers 5,000 employees Information is pro forma at transaction close FNFG NAL Pittsburgh Albany Buffalo Syracuse Rochester Philadelphia New Haven Building a Strong Franchise in the Northeast Frames our desired footprint 6

Market Opportunity NewAlliance will expand FNFG's existing footprint by more than the size of Pittsburgh, while adding favorable demographics similar to Philadelphia... Demographics The Central Connecticut markets have a population of 2.7 MM, greater than the population of Pittsburgh. Median household income is roughly 20% greater than Pittsburgh (and similar to Philadelphia), accompanied by a total deposit base of more than $50 billion. Business Profile Central Connecticut has roughly as many small businesses as the Pittsburgh MSA with slightly more middle and large market firms. Central Connecticut has a similar industry composition to First Niagara's existing footprint, with a high proportion of government, health care and education jobs. Population Trends Compared to First Niagara's other markets, Central Connecticut demographics are more favorable than FNFG's existing footprint. The MSA population is projected to grow at 0.73% from 2010 - 2015, compared to 0.71%, (1.52%) and (0.47%) for Philadelphia, Pittsburgh and Upstate New York respectively. Median Household income is estimated to grow at 15% over the same period, in line with the existing footprint. 7

8 Outstanding Commercial Market Potential Source: SBA firms and employment by MSA 2006 (CHART) (CHART)

9 Pro Forma Financial Impact - Original Assumptions Immediately accretive in 2011 4-5% GAAP accretion in 2012 Better than street consensus Leveraging the strengths of combined entity No capital management assumed in modeling IRR in excess of 15% 7% tangible book dilution and short earnback period Strong pro forma capital levels TRBC 14.3% Tier 1 Common 13.0% TCE/TA 8.2%

10 Pricing Valuation Consistent With Longer Term Norms NAL transaction in line with pricing during a more "normal" environment Historically low pricing of Harleysville and Nat City branch deals due to FNFG's unique position of strength during financial crisis (1) Based on FNFG stock prices as of November 12, 2010 and NAL deposits as of September 30, 2010 (2) Nationwide M&A transactions with deal values between $500 million and $2.5 billion Source: SNL Financial Deal Value Deal Price Deal Price Core DepositPremium (%) Market Premium(%) Deal Value EarningsMultiple TBV(%) Core DepositPremium (%) Market Premium(%) NAL Transaction Pro forma(1) $1.4B 19x 156 13 20 M&A Transactions since 1/2006(2) (mean values) $1.1B 21x 314 29 32 Previous FNFG Transactions: Hudson River (4/2004) $611mm 16x 267 24 (6) Troy Financial Corp.(8/2003) $348mm 23x 266 26 23

11 Actual National City(1) Harleysville(1) NewAlliance(2) Total Deal Value $52 $300 $1,380 $1,732 Assets $3.9 $5.2 $8.8 $17.9 Loans $0.8 $2.6 $5.0 $8.4 Deposits $3.9 $4.0 $5.1 $13.0 Deposit Premium Core(3) Total 2.5%1.3% 3.6%2.2% 13.0%9.0% 7.0%5.0% Building Franchise with Pricing Discipline $ in millions All data are as of acquisition close date. Balance sheet amounts shown are stated at fair value Based on NewAlliance footings at September 30, 2010 and FNFG stock price as of November 12, 2010 Core deposits defined as total deposits less certificate of deposits $ in billions

12 First Niagara & NewAlliance.... Continue to Perform Well in Current Environment NCOs / Average Loans Return on Average Assets (1) TCE/TA Operating Net Income (1) (1) Non-GAAP/operating results excludes certain non-recurring items. The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. See Notes for details. (2) Annualized Millions 3Q 2010 (2) 3Q 2010 (2) 3Q 2010 (2) FNFG NAL SNL Midcap Bank Index (CHART) +72% (CHART) +34% (CHART) (CHART) (CHART)

NewAlliance Update -Financial & Strategic Assessment Confident with our growth/revenue projections from due diligence Confident in our synergy assessment / expense savings FNFG commercial strategy will translate well into NAL's market Create additional scale and efficiencies using FNFG's retail brokerage, wealth management and merchant services strategies Leverage NAL's product and brand management 13

Guiding Principles of Integration Approach 14 Focus on the best interest of customers Strong partnerships maintained with customers, employees, communities and suppliers FNFG and NAL keep their financial commitment to shareholders Go-forward operating model combines the best of both franchises

Information is pro forma at transaction close FNFG NAL Pittsburgh Albany Buffalo Syracuse Rochester Philadelphia New Haven 15 How We Will Manage Combined Company Key customer decisions are made where our customers interact with us

Our focus will be to bring our Commercial model to the NewAlliance franchise with an emphasis on all commercial segments. Our wealth business model is in support of our Commercial and Retail businesses and is market-based. Retail bank will operate as it does today with support from product specialists (e.g., Mortgage, Retail Brokerage) While centralization of some support functions is necessary, we maintain local support for Marketing, PR/Community Affairs, HR, Compliance, Legal, and IT functions. 16 How We Will Manage Combined Company Regional management structure -New England franchise

17 Loan approval structure encompasses a balance of regional decision making and centralized governance All policy making and the establishment of lending authorities, risk tolerances and portfolio concentration limits is centralized within Credit Administration function In-market Senior Credit Manager and Market Executive-Regional President can approve transactions of $7.5MM or less All transactions over $7.5MM require the centralized approval of the Chief Credit Officer. Additionally, loans over $12.5MM require the approval of a committee comprised of senior management from the credit and lending lines of business The Bank's loan review function is centralized and reports to the Enterprise Risk Management function The Bank's credit structure has passed OCC scrutiny How We Will Manage Credit for the Combined Company Proven credit structure applied across all regions

Hitting the Ground Running With All Stakeholders 18 Customers Employees Customers Active calling efforts Management highly visible in market Employees Proactive outreach Energized and engaged Communities Regional growth strategy well-received Met with political and civic leaders Regulators Timeline on track for Dec 20 vote and 2Q11 conversion Shareholders Very positive response Initial concerns addressed 8/19/10 - FNFG acquiring NAL $5.1B in deposits, $5.0B in loans, 88 branches New Haven, Hartford, Manchester, Springfield

Today's Discussion 19

Foundation for Future Growth Substantially Complete 20 Added 500 positions in past 18 months Customer Facing - 160 Customer Service & Support - 185 IT/Operations - 110 Audit & Risk Management - 45 Recruited senior talent from larger institutions Building out system capabilities Enhancing internal processes and procedures Entering new business lines and services to meet customer demand Capital markets, healthcare, foreign exchange, international wires

Infusing Talent Into Senior Leadership

Senior Leadership Hire	Years of Experience	Prior Experience
Chief Operating Officer	34	❑ JP Morgan Chase ❑ Citibank ❑ PNC ❑ National City ❑ M&T ❑ Bank of NY Mellon ❑ TD Banknorth ❑ Key Bank ❑ DTCC
Corporate Development	17	
Eastern PA Market	31	
Western PA Market	20	
Capital Markets	20	
Financial Services	23	
Retail Administration	24	
Chief Information Officer	20	
Operations	25	
Enterprise Risk Management	20	
Compliance	25	

21

Enhancements Made To Support Large Size Institution

IT	Operations	Risk Management
❑ Capacity on demand mainframe technology • Scalability to support $50B+ size bank ❑ Teller capture functionality • Improves processing efficiency, branch productivity and reduces costs in branches and back office	❑ Full featured web-based cash management system • Better lockbox processing, account reconciliation, foreign exchange capabilities ❑ From NAL - robust asset based lending platform • Leverage bank-wide across commercial services business line	❑ Comprehensive governance structure • Risk committee of the Board • Formal management committees • Working groups including stakeholders and risk professionals

22

23 Western Pennsylvania: Commercial and Retail Success One Year Later Origination volume ahead of expectations Low customer attrition Robust and consistent pipeline Solid credit quality New hires are top performers Many opportunities remain (CHART) 3Q09 4Q09 1Q10 2Q10 3Q10 Core deposits at 104% of Sept '09 pre- close levels Retaining the right customers and growing relationships Aggressively pursuing new household acquisition Investing in the distribution channel - two new branches opening this month (CHART) Core deposit balances (millions)

Completed very successful system conversion Strong core deposit retention of 96% Over $600 million in loan originations in first six months Building commercial loan pipeline - over $70 million Team strengthened by hiring lenders with bigger bank experience Calling program and new sales goals to increase productivity Supporting community through charitable funding 24 Eastern Pennsylvania: Positive Early Results

Today's Discussion 25

Strong Key Financial Metrics Strong Key Financial Metrics 1 Peer group is SNL Mid Cap Bank Index. Capital ratios are at the consolidated level. Return on average assets (ROAA) and return on average tangible equity (ROATE)excludes the merger and integration costs related to the acquisitions of 57 NatCity branches in September, 2009 and Harleysville National Corporation in April 2010 and other non-operating items. See notes page for detail. 26 3Q 2010

Consistently Delivering Earnings Growth Annual Operating Net Income 1 1.12% 2007 2008 2009 Quarterly Operating Net Income 1 (CHART) (CHART) 3Q09 4Q09 1Q10 2Q10 3Q10 millions 1 Operating net income excludes the merger and integration costs related to the acquisitions of 57 NatCity branches in September 2009 and Harleysville National Corporation in April 2010 and other non-operating items. See notes page for detail. 27

28 Well Capitalized with Excess Liquidity $1 Billion in common equity raised since September 2008 Over $500 million in excess capital under Basel III guidelines Active capital management strategy - raised dividend by 7% in 3Q 2010 Further dividend increase / share buybacks under consideration FNFG9/30/10 Pro-forma with NAL Tier 1 Common Risk Based 13.4% 13.2% Total Risk Based 15.1% 14.5% TCE/TA 8.6% 8.2% Loan/Deposit 76% 78% Dividend Yield 4.8% Tier 1 Common Risk Based and Total Risk Based ratios are at the consolidated level

$3 billion of liquidity created by NCC transaction has not yet been optimized Initially invested in highly liquid securities with stable cash flows Monthly cash flow is greater than current needs of business Capacity in new markets is rapidly expanding Current portfolio will be diversified into less liquid instruments Trading down the liquidity / credit curve Improving portfolio performance / yield Maintain cash flow dynamics in support of future business needs 29 Deploying excess liquidity drives earnings growth

Recent Highlights - October 2010 30 Commercial Services New loans and lines of $330 million were led by 12 deals over $5 million Historically high pipeline of over $530 million Deepened regional product offering with purchase of property & casualty insurance broker(Summit) in Eastern PA Retail Services Aggressive home equity campaign increased balances by $20 million with application volume averaging over 400/week Momentum continues with HE loan pipeline of 1,200 deals/$78 million Residential mortgage production of $140 million well above expectations Branch based investment sales continue to exceed estimates -led by WPA

Today's Discussion 31

Bar is Raised in Financial Services Industry

Winning companies will possess:

POSITION	PERFORMANCE	POTENTIAL
❑Strong capital & liquidity positions ❑Proven credit skills ❑The right customer market share ❑Service/product excellence	❑Consistent, high quality earnings ❑Top line driven growth ❑Diversity of revenue sources ❑Capability to balance short term performance and long term franchise value	❑Growth market footprint ❑Ability to exploit market/customer gaps ❑Rollup opportunities ❑Scalable operating platform

First Niagara excels across the board

32

Northeast Region Major Competitors
Performing well against bigger players

Institution	Western New York	Eastern New York	Western Pennsylvania	Eastern Pennsylvania	New England
Citizens(RBS)	X	X	X	X	X
Bank of America	X	X		X	X
M&T	X	X		X	
HSBC	X	X			
KeyCorp	X	X			
Sovereign(Santander)				X	X
TD Bank North				X	X
Wells Fargo				X	X
PNC			X	X	
Webster					X
People's					X

33

Customer Centric, Relationship Driven Focus Source: June 30, 2010 Greenwich Associates Market Tracking Program Loyalty evaluation scores based off of lead relationships First Niagara Peer A Peer B Peer C Peer D Loyalty Index 85 76 76 82 77 Likeliness to Recommend Bank 84 65 82 80 86 Expected Change in Amount of Business Conducted with Bank 52 28 22 45 23 Likelihood to Continue Using for Future Banking Needs 100 91 89 100 91 34 Top tier bank peers with strong customer service cultures

35 M&A Landscape Industry consolidation forces picking up steam Prolonged economic downturn accelerating pressures Regulatory pressures(compliance, credit, capital, liquidity) Access to capital and growth markets more limited Private capital clamoring for their return on investment Smaller banks at greatest disadvantage

Small banks are at a huge disadvantage: Little access to capital Greater regulatory burden High expense structure Possibly some legacy branch rationalization by bigger players We do not intend to just fill in the map - logical, targeted, urban FNFG NAL Pittsburgh Albany Buffalo Syracuse Philadelphia New Haven The Foundation is Framed - "Working the Farm" 36 Themes: We Anticipate a Wave of Small-Bank Consolidation in 2011 - 2012

FNFG - Poised to Capitalize on Industry Shakeout and Stay On Offense 37 Operating with great momentum Franchise is "fresh" - not burdened by legacy credit and liquidity issues Open and healthy dialogue with regulators Energized management team - great blend of old and new Size and scale enables greater "ear to the ground" market intelligence

Why We are Here Today Seek your support for NewAlliance transaction Convey our execution preparedness and confidence Elaborate on our growth strategy and game plan 38 Affirm your support for NewAlliance transaction

39 Appendix Investor Meetings November - December 2010

Loan Portfolio Diversification As of September 30, 2010 40 (CHART) FNFG NAL COMBINED (CHART) (CHART) $10.1B $5.1B $15.2B (CHART)

41 High Quality Investment Securities Portfolio As of September 30, 2010 (CHART) (CHART) FNFG NAL COMBINED $8.5B $2.8B $11.3B (CHART) (CHART) 98.5% of combined portfolio is investment grade

42 Focus on Transactional Accounts As off September 30, 2010 (CHART) (CHART) (CHART) (CHART) FNFG NAL COMBINED $13.4B $5.1B $18.5B

43 Non Interest Income Diversification Represents YTD September 30, 2010 (1) Other income includes gain on securities and limited partnerships (CHART) (CHART) (CHART) (CHART) FNFG NAL COMBINED $132.5M $45.9M $178.4M

FNFG: Notes to Operating Results: Net Income, Return on Average Assets and Return on Tangible Equity

The Company believes that non-GAAP financial measures provide a meaningful comparison of the underlying operational performance of the Company, and facilitate investors' assessments of business and performance trends in comparison to others in the financial services industry.

(millions)	2009	2008	2007	3Q10	2Q10	1Q10	4Q09	3Q09
Reported (GAAP) Net Income	$79.4	$88.4	$84.1	$45.6	$20.0	$28.9	$28.9	$10.9
Operating (Non GAAP) Net Income	$105.6	$89.8	$82.3	$46.9	$44.9	$32.6	$31.3	$27.3

Operating net income excludes (all amounts are after-tax):

2010 (Beginning in Q2 2010, the impact of income taxes on these non-operating items was calculated using the effective tax rate for the quarter)
Q3: After-tax noninterest expense: Acquisition related expenses of $1.3 million.
Q2: Noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million.
Q1: Noninterest expense: Harleysville National Corporation acquisition related expenses of $3.7 million.

2009
Q4: Noninterest expense: Harleysville National Corporation acquisition related expenses of $2.4 million.
Q3: Noninterest income: Gain on the sale of the merchant services' customer list of $1.5 million. Noninterest expense: Expenses of $14.9 million primarily related to the National City branch acquisition and merger with Harleysville National Corporation. Also, a $3.0 million contribution to the First Niagara Bank Foundation in support of charitable giving in Western Pennsylvania.
Q2: Noninterest expense: FDIC special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also, expenses related to the National City branch acquisition of $1.4 million.
Q1: Noninterest expense: Settlement of service mark infringement matter of $1.8 million and professional service fees related to the National City branch acquisition of $1.0 million.

2008
Q1: Noninterest expense: real estate write-downs and severance related to the acquisition of Greater Buffalo Savings Bank of $1.4 million.

2007
Q4: Noninterest income -gain on branch sales of $12.9 million and investment portfolio restructuring loss of $3.4 million. Noninterest expense - branch deposit loss of $1.4 million
Q2: Noninterest expense - real estate write-downs and severance costs of $5.0 million related to prior year's performance improvement initiative.
Q1: Noninterest expense - severance and related costs of $1.4 million.

44

NAL: Notes to Operating Results: Net Income, Return on Average Assets and Return on Tangible Equity 45 The Company believes that non-GAAP financial measures provide a meaningful comparison of the underlying operational performance of the Company, and facilitate investors' assessments of business and performance trends in comparison to others in the financial services industry. Operating net income excludes (all amounts are after-tax): 2010 - Q3: After-tax noninterest expense: Merger related charges of $3.0 million 2010 - Q2: After-tax noninterest revenue: Gain on limited partnership of $1.7 million. Reported(GAAP) net income was $13.9 million for the third quarter of 2010, $16.3 million for second. Reported(GAAP) ROAA for the third quarter of 2010 was 0.64%.